
January 10, 2011

Gary S. Okizaki
Chief Executive Officer
Yummy Flies, Inc.
1848 South Lamar Ct.
Lakewood, CO 80232

> **Re: Yummy Flies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2010**
> **File No. 333-17118**

Dear Mr. Okizaki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. On the pages before Part II of the prospectus, it appears that you have two sets of page numbers, one set that begins with the registration statement as page one and another set that begins with the table of contents as page one. Please remove one set of page numbers. In addition, please note that, for all pages with two sets of page numbers, the page numbers below correspond to the set that begins with the table of contents as page one.

Outside Front Cover Page of the Prospectus

2. Please revise to include the selling shareholders' net proceeds. Refer to Item 501(a)(3) of Regulation S-K.

Prospectus Summary, page 3

3. Please revise this section to provide a clearer description of your company as of the time of effectiveness. The summary will typically include a brief discussion of your products, your current operations and strategy and your anticipated development. For example, disclose your limited operations to date and whether you produce and distribute your products.   Your summary should also briefly identify the benchmarks, if any, that you must achieve along the way and acknowledge foreseeable obstacles. Revise accordingly.

4. Please disclose the aggregate market price of your common stock based on the proposed offering price of $0.03 per share here and disclose the balance of total stockholders' equity at your most recent balance sheet date.

5. Please reconcile your disclosure on the outside front cover page of your prospectus that you are offering 1,989,000 shares of your common stock with your disclosure on page 3 that you are offering all of the shares issued in the 2007 and 2008 private offerings and the shares issued upon conversion of the promissory notes, all of which add up to 1,413,000 shares.

6. Please revise to reconcile your disclosure on page 3 regarding the dates and number of shares sold in your private offerings of common stock with your disclosure on pages F-7 and F-8 regarding the dates and number of shares of your common stock sold in your private offerings of common stock.

7. Please revise to disclose your assets for the most recent audited period and interim stub. In addition, please disclose your monthly "burn rate" and how long your present capital will last at that rate.

8. We note your disclosure on page 6 that you will require additional financing to complete your business plan and that, if you do not obtain financing, you will not be able to market and sell your products in sufficient volume to generate profits. Please add this disclosure to your prospectus summary. In addition, please revise to provide an estimate of the amount of additional funds needed to accomplish the goals set out in your business plan and state whether you have any sources or plans for additional financing here.

9. Please revise to disclose here that you will not receive any proceeds from this offering.

Risk Factors, page 5

10. Please add a risk factor to discuss the risk that your executive officers have limited previous experience in managing a public company and discuss the difficulties in establishing and maintaining acceptable internal controls on financial reporting.

11. Please create a risk factor to separately disclose the risks of developing a recreation-related business during an economic downturn. We note that your revenues decreased during your fiscal year ending on December 31, 2009 compared to the prior year.

We have limited operating history or revenue and minimal assets, page 6

12. Please revise to include an estimate of the additional costs you will incur as a public company. Please also disclose that you currently do not have sufficient funds for the next 12 months. Lastly, revise to disclose that your operations have been limited because you lack funding for marketing and can only attend limited dealer shows.

We have limited capitalization and limited funds available for operation; we require . . ., page 6

13. Please provide an estimate of the amount of additional financing needed to accomplish the goals set out in your business plan.

We are dependent on management, page 6

14. Please revise this risk factor to disclose that your executive officers are currently not receiving any compensation and that you do not have the funds necessary to offer them competitive salaries or to hire additional management or employees.

We face intense competition, page 6

15. Please remove references to well-known national brands here and on page 19. Given the stage of development of your business, you are unlikely to compete with any of these retailers in the near future.

Our management may have conflicts of interest, page 6

16. Please clarify what you mean by your statement on page 6 that members of your management are associated with "other firms." Also disclose the approximate amount of time that your officers and directors will devote to your business operations.

Determination of the Offering Price, page 10

17. It appears that the $0.03 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $0.03 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.03 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Selling Stockholders, page 11

18. Please explain the phrase "or as a result of authorized issuance by our Board of Directors."

19. Please disclose Mr. Telsey's relationship to you here.

Plan of Distribution, page 12

20. We note your disclosure on page 12 regarding "Section 2(11) of the Securities Act." The term "underwriter" is defined in Section 2(a)(11) of the Securities Act of 1933. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 14

21. We note your disclosure on page 14 that, for the nine month period ended September 30, 2010, you generated $24 in revenues and that, for the nine month period ended September 30, 2009, you generated $379 in revenues. Please revise to disclose the reasons for this decrease in revenues.

Description of Business, page 15

22. Please substantially revise the Business section to remove all marketing language to describe your products and business. For example, please remove:
    - "exploding" recreation industry;
    - "extensive" line of flies;
    - "best" tyiers;
    - first choice;
    - highly innovative;
    - "unique" personal watercraft;
    - rock-solid;
    - "plenty of space";
    - "excellent" stability;
    - "easily" detach;
    - "comfortable" seat;
    - agile, fast and maneuverable;
    - "most innovative";
    - "most recognized"; and
    - "small innovative trout flies for finicky fish."

23. Please disclose the price points of your products.

24. Please provide support to us that there has been a dramatic increase in the recreation industry and fly fishing by "Baby Boomers."

25. Please remove the word "major" from your description of Mr. Okizaki's employer as this word is subjective.

26. Please revise to define the term "imaginative flies."

27. Please reconcile your disclosure on pages 16 and 17 that you have produced a series of fly tying DVDs, that Mr. Yamauchi was selling these DVDs at area fly fishing shows, and that, during Phase II of your business plan, you initiated a test market of your DVDs with your disclosure on page 3 that you plan to market a series of fly tying DVDs. In addition, we note that Phase III, the only phase that has yet to be initiated, does not include any plans to market a series of fly tying DVDs.

28. Please revise to clearly describe the past phases during your company's development. Provide the dates you initiated and completed Phases I and II of your business plan and the date you intend to initiate and complete Phase III of your business plan. In addition, please provide the estimated cost of Phase III.

29. Please revise to include a clearer description of your past and on-going marketing activities. We note disclosure on page 19 which provides that you are using independent consultants and contractors to market your products. We also note disclosure on page 14 which anticipates overhead costs to increase as a result of marketing activities.

30. Please explain the statements on page 16 that your "initial patterns were already being tied and used by [y]our clients" and a "test market was initiated."

31. Please explain your statement that your flies are "for serious fly fishing enthusiast[s]." For example, are your flies more expensive than other flies or do they require greater skill to use?

32. We note your disclosure on page 16 that you have 15 different flies that you are marketing. However, it appears that you have pictures of 16 different flies. Please revise or advise.

33. Please reconcile your disclosure on page 17 that your limited test market of your DVDs has begun with indications of high interest with your disclosure on page 16 that a test market was initiated and that "limited success has been obtained as of the date of this prospectus." In addition, please revise to explain what you mean by "limited success" and "indications of high interest."

34. We note your disclosure on page 18 regarding your plans for the "immediate future." Please revise to provide a timeline and budget for each of these plans. In addition, please explain in greater detail the steps involved in initiating your wholesale business.

35. We note your disclosure on page 18 that Mr. Dunnigan has agreed to be a consultant and that he may design some of your signature flies. Please explain the terms of your agreement with Mr. Dunnigan and file the agreement as an exhibit to your registration statement or advise.

36. We note that Mr. Dunnigan currently works for another fly fishing company. Please add a risk factor that discusses the conflict of interest that may arise because of Mr. Dunnigan's employment with another fly fishing company or advise as to why this is not necessary.

37. Please explain what you mean by "major industrial leading" fly fishing company on page 18.

38. Please remove your description of Mr. Dunnigan as an "up and coming fly tier and designer" on page 18. Alternatively, please state that it is your belief that Mr. Dunnigan is an "up and coming fly tier and designer."

39. We note your disclosure that you have completed your website and that it is presently accepting orders. Please disclose when you began accepting orders on your website and whether you have generated revenues from the website.

40. We note that you have contacted some of Colorado's fly tiers. Please revise to indicate how many fly tiers you have entered into preliminary discussions with regarding your business.

Employees, page 19

41. We note that you are using services from third parties. If applicable, please file the agreements with your consultants and/or contractors.

Trademarks/Trade Names/Intellectual Property, page 19

42. We note your disclosure on page 19 that you have no trademarks or other intellectual property as of the date of this prospectus, except for your domain name. However, you state on page 18 that you will contact local fly fishing stores to promote and sell "YummyFlies" trademarked products. Please revise to remove the inconsistencies. Please also advise as to whether you own the copyrights for the DVDs and the designs for the flies described on pages 15 to 18. To the extent that you do not own the copyrights or designs, please disclose and please consider adding a risk factor that discusses the associated risks.

Management, page 20

Executive Officers, Directors and Key Personnel, page 20

43. We note your disclosure on page 20 that Mr. Okizaki is an Orvis endorsed fly fishing guide. However, you state on page 19 that Orvis is one of your competitors. Please provide a risk factor that discusses the risk of a conflict of interest caused by his position as an Orvis endorsed fly fishing guide or explain to us why this is not necessary. In this regard, we note your risk factor on page 6 that members of your management are associated with other firms.

44. For each member of your board of directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Shares Eligible for Future Sale, page 23

45. We note your disclosure on page 7 that your shares will be subject to the penny stock rules. Please include this disclosure here.

46. Please remove your references to Rule 144 in the first paragraph of this section.

Rule 144, page 23

47. Please revise your disclosure in this section to describe the conditions under Rule 144 as related to the shares of your common stock.

Recent Sales of Unregistered Securities, page 39

48. Please provide the disclosure required by Item 701 of Regulation S-K regarding securities sold within the past three years that were not registered under the Securities Act of 1933.

Undertakings, page 40

49. Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Signatures

50. Please revise to have the principal executive officer, principal financial officer, and principal accounting officer or controller sign in his individual capacity.

Exhibit 5.1

51. Please have counsel revise to clarify that it only relied on representations of the officers, directors, and representatives of the registrant as to factual matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (303) 768-9224
        Andrew I. Telsey, Esq.
        Andrew I. Telsey, P.C.